Filed by: Broadway Financial Corporation
(Registration No.: 333-252185)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Broadway Financial Corporation
(Commission File No.: 001-39043)
Date: March 15, 2021
 CITY FIRST BROADWAY CEO Townhall  March 11, 2021    1

 North Star – Where we are going  2  Deliver transformative impact in underserved urban communities at scale through leadership and expertise in affordable housing, small business and non-profit finance  1  Create a national multi-family affordable housing lending platform that is efficient, and supports complex structuring and capital layering  2  Create a national mission-aligned debt, grant, equity, and deposit investment funding platformfrom impact investors that can be deployed in under-served local markets while providing liquidity options for investors  3  Create a world class service delivery model grounded in efficiency and effectiveness through investments and innovation in organizational capabilities, technology, and talent   4  Lay the foundation for future expansion in underserved urban markets through instituting an operating culture of excellence that is collaborative, fulfilling, and aligned on mission  5  Enhance long term franchise value and relevance through growth, scale economies, increased profitability, and prudent risk management, while improving asset utilization and diversification  6

WHAT WE BRING TO EACH OTHER AND WHAT WE WILL BUILD TOGETHER

Post-merger, City First wants …

… to emulate Broadway's strengths in:

- Role clarity
- Open & trusting

… to keep its:

- Shared vision
- Customer focus*
- Supportive leadership*

…to build more:

- Process-based capabilities

Both banks want to build together:

- Strategic clarity
- Talent development
- Consultative leadership
- Career opportunities

Post-merger, Broadway wants …

… to emulate City First's strengths in:

- Business partnerships
- Government & community relations

… to keep its:

- Operational discipline

… to build more:

- Inspirational leadership
- Financial incentives
- Talent acquisition

* Also a strength at Broadway Federal

cityfirst BROADWAY

Stronger Together 3

 PRIORITIZATION (5+3): Day One ”table stakes” + 1st year building blocks  4                  We have a clear vision on who we are, who we want to serve, and how to define success, and translate our vision into strategic goals with actionable milestones.  We are transparent in our dialogue and consult with our employees and each other on issues that affect them. We do not create “silos” in the organization.   We provide helpful coaching and feedback, we train people to be effective in their jobs, and we provide opportunities for people to grow.  We have a clear organizational structure and jobs have definite accountabilities for results.  Our customer is our lifeblood, who we serve, and why we exist. We put serving them and their communities, at the center of our decisioning.  We stand for something in how we view each other, the world, and our place of service in it. Those values are reflected in how we drive the business, our customer approach, and how we interact with one another daily.  Day ONE “Table Stakes”  Day 100/300 “Building Blocks”  We encourage team members to develop new ideas to solve problems, improve performance, and better serve our customers, and thus, our community  Leaders create a sense of belonging and encourage us to take a personal stake in our jobs, customers and company. We take personal responsibility for our individual and collective success.

DAY ONE ORG DESIGN OVERVIEW



Chief of Staff to CEO
Cynthia Newell
Chief Executive Officer
Brian Argrett
Executive Assistant to CEO
Audrey Phillips
BOD Audit/Compliance
BOD Int. Asset Review
Wholesale Banking
Head of Wholesale Lending
Sandy Bellefeuille
Loan Production
Loan Service
Commercial Banking
Head of Commercial Lending
Sonja Wells
Relationship Management
Sales/Admin Support
Market Development
Market Executive
Tom Nida
SOCAL Market Development
New Hire
NMTC
New Markets
Marketing & Communications
Administration:
Executive Office of the President (EOP)
General Counsel
Chief Compliance Officer
Gavin Beske
Chief of Staff
Cynthia Newell
Exec Assistant to CEO
Corporate Secretary
Audrey Phillips
Administration & Corp Social Responsibility
Alice Wong
Investor Relations
Operations
Chief Operating Officer
Ruth McCloud
Branch Deposit Operations
Corporate Ops /ERM
Branch Operations
Information Technology
CTO
New Hire
Deposit Operations
Comm. Loan Admin & Ops
Deposits Relationship Management
Facilities & Operations
Finance
Chief Financial Officer
Brenda Battey
Finance
Accounting
Treasury
Internal Audit
Credit
Chief Credit Officer
Shannan Herbert
Commercial Banking Underwriting /Portfolio Management
Wholesale Underwriting
Portfolio Loan Review
Asset Review
Talent, Performance & Culture
Chief Human Resources Officer
New Hire
Human Resources Adminstration

Largely illustrative as to work groupings - select functional reporting lines under current consideration

New Hire – CTO, and CHRO positions under recruitment

cityfirst BROADWAY

Stronger Together

6

 Disclaimers  7  Additional Information and Where to Find it This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination (the “proposed transaction”) between Broadway Financial Corporation, a Delaware corporation (“Broadway”), and CFBanc Corp., a District of Columbia benefit corporation (“City First”). In connection with the proposed transaction, Broadway intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Broadway and City First and a prospectus of Broadway (the “Joint Proxy/Prospectus”). Broadway also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any definitive Joint Proxy/Prospectus (if and when available) will be mailed or otherwise provided to stockholders of Broadway and City First. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND CITY FIRST ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Broadway and City First, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadway will also be available free of charge on Broadway’s website at https://www.broadwayfederalbank.com/financial-highlights. Copies of the Registration Statement and the Joint Proxy/Prospectus can also be obtained, when it becomes available, free of charge by directing a request to Broadway Financial Corporation, 5055 Wilshire Boulevard Suite 500, Los Angeles, California 90036, Attention: Investor Relations, Telephone: (323) 556-3264, or by email to investor.relations@broadwayfederalbank.com, or to CFBanc Corporation, 1432 U Street, NW DC 20009, Attention: Audrey Phillips, Corporate Secretary, Telephone: (202) 243-7141.Certain Information Concerning Participants Broadway, City First and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Broadway is set forth in Broadway’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on May 20, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, can be obtained free of charge from the sources indicated above. Investors should read the Joint Proxy/Prospectus carefully before making any voting or investment decisions.

 Disclaimers (continued)  8  Cautionary Statement Regarding Forward-Looking Information This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements; however the absence of these words does not mean the statements are not forward-looking. Forward-looking statements in this communication include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this communication. Such risk factors include, among others: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any decline in global economic conditions or the stability of credit and financial markets; the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Broadway or of City First may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, or failure to close the proposed transaction for any other reason, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Broadway Common Stock, the risk relating to the potential dilutive effect of shares of Company Common Stock to be issued in the proposed transaction, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk of possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Broadway and City First to retain customers and retain and hire key personnel and maintain relationships with their customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and that they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, or that the entities may not be able to successfully integrate the businesses, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Broadway’s control. Additional factors that could cause results to differ materially from those described above can be found in Broadway’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K or other filings, which have been filed with the SEC and are available on Broadway’s website at https://www.broadwayfederalbank.com/financial-highlights and on the SEC’s website at http://www.sec.gov. Actual results may differ materially from those contained in the forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made and Broadway undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.